UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Chief Financial Officer

Effective January 2, 2024, Peter Jianfeng Chen resigned as the Chief Financial Officer of NWTN Inc., a Cayman Islands exempted company (the “Company”). Mr. Chen’s resignation was for personal reasons and not the result of any disagreement with the Company or the Board of Directors on any matter relating to the Company’s operations, policies or practices. Upon his resignation as the Chief Financial Officer, Mr. Chen became a senior advisor of the Company to assist the Company’s management team with its operations.

Appointment of Principal Financial and Accounting Officer

On January 30, 2024, the board of directors of the Company appointed Damon Danlu Xian, the Senior Vice President in Finance of the Company, as the principal financial and accounting officer of the Company.

Damon Danlu Xian, age 42, has served as the Senior Vice President of the Company since November 2022. Mr. Xian was the Managing Director of Strategic and Investment Department of Alibaba Group from February 2017 to July 2022. From January 2014 to December 2016, Mr. Xian served as the Partner of Euromerger Group. Form March 2011 to October 2013, he was Vice President of China International Capital Corporation. From July 2003 to March 2011, he served in the transaction service department and audit department of Ernst & Young and KPMG. Mr. Xian received his Bachelor of Science degree in Electronic Engineering from Peking University in China.

There are no family relationships between Mr. Xian and any director or executive officer of the Company. There are no transactions between the Company and Mr. Xian that are subject to disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2024	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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